

May 6, 2013

<u>Via E-mail</u>
Jay Margolis
Chairman of the Board and Chief Executive Officer
Cache, Inc.
1440 Broadway
New York, New York 10018

> **Re:** **Cache, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 15, 2013**
> **File No. 333-187929**

Dear Mr. Margolis:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1.  We note the many blanks on page 15, the selling shareholder table on page 18, and elsewhere. We also note that the specific number of shares to be purchased by MFP Partners, L.P. does not appear to have been determined. Please advise us if and when you completed the private placement for the specific number of shares to be resold by the selling shareholders. In this regard, it is unclear if the purchasers in the private placement were irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control. Refer to Securities Act Sections CDI 134.01 for guidance.

2.      We note the relative size of the offering, the relationship of the selling shareholders to you, the date of the investment transaction, and certain terms of the investment agreement covering, for example, board representation.  Please advise us why you believe the registration statement is not for resale transactions by affiliates in an offering "by or on behalf of the issuer" for purposes of Rule 415 of Regulation C.  Under that rule, equity securities offered by or on behalf of the registrant cannot be sold in an "at the market offering" unless the offering comes within paragraph (a)(1)(x) of Rule.  As you are not eligible to conduct a primary offering on Form S-3, you would have to re-file on the appropriate form and revise to price the shares and disclose that the selling shareholders are underwriters that will conduct their offering at the fixed price for the duration of the offering.  Refer to Securities Act Rule CDI 612.09 for guidance.

The Backstop and Investment Agreement…, page 15

3.      Please provide expanded disclosure of the material terms of the investment agreement including, without limitation, the exercise price per share and the aggregate number of shares being sold to each of the selling shareholders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·    the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  Please contact Ruairi Regan at (202) 551-3269 or James Lopez at (202) 551-3536 if you have questions regarding our comments.

        Sincerely,

        /s/ James Lopez (for)

        John Reynolds
        Assistant Director

cc (via e-mail): Michael Littenberg, Esq.